Exhibit 99.2

Solowin Holdings Announces Closing of Initial Public Offering

Hong Kong, September 8, 2023 (GLOBE NEWSWIRE) -- Solowin Holdings (Nasdaq: SWIN) (the “Company”), one of the few Chinese investor-focused and versatile securities brokerage companies based in Hong Kong, today announced the closing of its initial public offering (the “Offering”) of 2,000,000 ordinary shares at a public offering price of US$4.00 per ordinary share. The ordinary shares commenced trading on the Nasdaq Capital Market on September 7, 2023 under the ticker symbol “SWIN”.

The Company received aggregate gross proceeds of US$8.0 million from this Offering, before deducting underwriting discounts and other related expenses. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 300,000 ordinary shares at the public offering price, less the underwriting discounts.

EF Hutton, division of Benchmark Investments, LLC (“EF Hutton”), acted as sole book-running manager for the Offering. Bevilacqua PLLC acted as counsel to the Company, and Winston & Strawn LLP acted as counsel to EF Hutton in connection with the Offering.

A registration statement on Form F-1 relating to the Offering, as amended, was filed with the Securities and Exchange Commission (the “SEC”) (File Number: 333-271525) and was declared effective by the SEC on September 6, 2023. The Offering was being made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering, may be obtained from EF Hutton, Attn: Syndicate Department, 590 Madison Avenue, 39th Floor, New York, NY 10022, or via email at syndicate@efhuttongroup.com or telephone at (212) 404-7002. In addition, a copy of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offers, solicitations or sales would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Solowin Holdings

Solowin Holdings is one of the few Chinese investor-focused and versatile securities brokerage companies based in Hong Kong, offering a wide spectrum of products and services through its advanced and secured one-stop electronic platform. Licensed with the Hong Kong Securities and Futures Commission for Type 1/4/6/9, the Company offers a comprehensive range of services, including securities-related services, investment advisory, corporate consultancy, and asset management. The Company’s secure one-stop electronic platform allows investor access to over 10,000 listed securities and their derivative products across major exchanges including the Hong Kong Stock Exchange (HKSE), New York Stock Exchange (NYSE), Nasdaq, Shanghai Stock Exchange, and Shenzhen Stock Exchange. With strong financial and technical capabilities, the Company has been providing brokerage services to global Chinese investors and institutional investors in Hong Kong, and have been recognized and appreciated by users and industry professionals. For more information, visit the Company’s website at http://ir.solomonwin.com.hk.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as may be required by law. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For investor and media inquiries please contact:

Solowin Holdings

Investor Relations Department

Email: ir@solomonwin.com.hk

Ascent Investor Relations LLC

Tina Xiao

Phone: +1 917-609-0333

Email: tina.xiao@ascent-ir.com